April 20, 2011

VIA EDGAR AND FEDEX

Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 HCP, Inc.

Form 10-K for the year ended December 31, 2010

File Number: 001-08895

Dear Mr. Telewicz:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 7, 2011. For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in regular print. References to “we” or “our” in this response are to HCP, Inc.

Form 10-K for the year ended December 31, 2010

Financial Statements

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Real Estate, page F-11

1.                                       Please clarify for us what other costs directly related to the acquisition, development or construction of real estate assets are capitalized outside of those specifically mentioned in your disclosure. Additionally, clarify for us whether the Company capitalizes any indirect costs related to the development or construction of real estate assets.

Response: We respectfully advise the Staff that our other direct costs related to development or construction of real estate assets are comprised solely of utility and security expenses that are directly related to the projects. We do not capitalize costs related to acquisitions of real estate or indirect costs, other than capitalized interest, related to the development or construction of real estate assets. We further advise the Staff that we will revise this disclosure in future filings to clarify that we do not capitalize costs related to the acquisition of real estate assets.

Securities and Exchange Commission

Robert Telewicz

April 20, 2011

(12) Commitments and Contingencies, page F-30

2.                                       Please explain to us your rationale for capitalizing the termination fee paid to Sunrise to terminate certain management contracts. In your response explain to us how you determined it would be appropriate to amortize this fee over the life of the new contracts executed with Emeritus Corporation and clarify for us whether you are amortizing these fees over the original term of the Emeritus management contracts or the original term plus extension options. Cite any relevant accounting literature in your response.

Response: We respectfully advise the staff that the $50 million in payments to terminate certain management contracts with Sunrise Senior Living and its affiliates (“Sunrise”) pertained to 27 senior housing facilities that were leased to four tenants that are not affiliated with us (the “Tenants”). These Tenants had entered into management contracts with Sunrise under which Sunrise managed the day-to-day operations of the facilities. These management contracts contained non-disturbance rights, which provided Sunrise control over the operations of the facilities without significant (if any) input and oversight from us, as landlord, or the Tenants. Because of the non-disturbance rights, the management contracts survive the termination of the leases with the Tenants and transfer, without change, to a replacement tenant if we transitioned the facilities without terminating the management contracts. Based on comparable market data and discussions with potential replacement tenants, we believed that these leases had below-market terms. However, because of the non-disturbance rights contained in the management contracts, as a practical matter, there was no way to terminate the existing leases, and replace them with at-market leases, without contemporaneously terminating the existing Sunrise management contracts.

On August 31, 2010, we entered into a termination agreement (the “Agreement”) with Sunrise that nullified their non-disturbance rights and provided us the contractual right to terminate the management contracts on the related 27 senior housing facilities. Under the Agreement, our termination right allowed for the transition of the facilities to another tenant and independent operator (other than Sunrise). In exchange for the right to terminate the management contracts, we paid Sunrise $50 million. Before signing the Agreement, we identified three potential operator/lessees and conducted a controlled bidding process; we believed that it was reasonably assured that we would transition the leases and operating agreement to one of these three candidates upon exercising our acquired Sunrise termination rights.

On October 18, 2010, subsequent to the completion of the due diligence process by the original group of candidates mentioned above, we entered into two master lease agreements with Emeritus Corporation (“Emeritus”) to lease the 27 facilities under two sequential 15-year terms that began on November 1, 2010.

As a result of the operational structure and contractual obligations and rights of each party, we concluded that the payments made to Sunrise for the benefit of terminating the management contracts, in substance, are equivalent to payments made to a tenant to cancel an existing leasing arrangement. We had previously determined that the Tenants in the in-place management and leasing arrangements were variable interest entities (“VIEs”) and

Securities and Exchange Commission

Robert Telewicz

April 20, 2011

that Sunrise was the primary beneficiary of the VIEs. Therefore, we view the Tenants and Sunrise as one entity (i.e., as a consolidated operating company). We also determined that the net present value of the incremental lease payments to be received from the new leases with Emeritus, as compared to the existing leases, is in excess of the $50 million paid to Sunrise. As a result, the payments made to terminate the associated management contracts are recoverable from the incremental future lease payments to be received.

Based on the facts and circumstances described herein, we have capitalized the $50 million paid to Sunrise as an initial direct leasing cost in accordance with the guidelines and requirements of FASB Accounting Standards Codification (ASC) 840-20-25-17, Leases which defines initial direct costs as:

Initial direct costs include only those costs incurred by the lessor that have both of the following characteristics:

(a) They are costs to originate a lease incurred in transactions with independent third parties that meet both of the following conditions:

1.  The costs result directly from and are essential to acquire that lease.

2.  The costs would not have been incurred had that leasing transaction not occurred.

(b) They are costs directly related to only the following activities performed by the lessor for that lease:

1.  Evaluating the prospective lessee’s financial condition

2.  Evaluating and recording guarantees, collateral, and other security arrangements

3.  Negotiating lease terms

4.  Preparing and processing lease documents

5.  Closing the transaction.

In assessing criterion (a) above, we concluded that in order to execute a replacement lease with Emeritus, it was essential to terminate the in-place lease with the existing tenant, which in turn required the termination of the existing management contracts with Sunrise. The $50 million paid to Sunrise would not have been incurred had we not decided to lease the facilities to a new tenant.

In assessing criterion (b) above, we concluded that in order to enter into a new lease with an independent operator/tenant, it was necessary to induce Sunrise to terminate its management contracts. Thus, the $50 million paid to Sunrise was directly and solely related to negotiating new lease terms and closing the transaction with Emeritus. Further, we do not believe that any portion of the $50 million paid to Sunrise was attributable to the settlement of the on-going legal disputes between us and Sunrise.

Consequently, both criteria in ASC 840-20-25-17 have been met and we believe that the $50 million paid to Sunrise should be treated as an initial direct cost of the new leasing arrangement with Emeritus.

Finally, ASC 840-20-25-16 provides that initial direct leasing costs should be deferred by the lessor. As a result, we are amortizing the $50 million direct leasing cost over the new initial 15-year lease term with Emeritus. We believe that the 15-year lease term renewal option held by Emeritus is not a bargain renewal option as defined in ASC 840-20-20.

Securities and Exchange Commission

Robert Telewicz

April 20, 2011

In connection with responding to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5181.

Very truly yours,

/s/ Thomas M. Herzog
Thomas M. Herzog
Executive Vice President and
Chief Financial Officer

cc:         J. Alberto Gonzalez-Pita

Scott A. Anderson

Jose M. Castro

Troy E. McHenry